UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*
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                               PORTA SYSTEMS CORP.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    735647307
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                                 (CUSIP Number)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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CUSIP NO.  735647307                        13G             PAGE 2 OF  5  PAGES
--------------------                                        --------------------

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  1     NAME OF REPORTING PERSON
        SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HELIX INVESTMENT PARTNERS, L.P.
        95-4471164
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [ ]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OR ORGANIZATION

        CALIFORNIA, U.S.A.
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                 NUMBER OF     (5)  SOLE VOTING POWER
               SHARES BENE-
                 FICIALLY      (6)  SHARED VOTING POWER
                 OWNED BY           1,262,240
               EACH REPORT-    (7)  SOLE DISPOSITIVE POWER
                ING PERSON
                   WITH        (8)  SHARED DISPOSITIVE POWER
                                    1,262,240
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,262,240
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 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.6%
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 12     TYPE OF REPORTING PERSON*

        IA, PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

                                  SCHEDULE 13G

 ITEM 1.

         (a)    Name of Issuer

                PORTA SYSTEMS CORP.

         (b)    Address of Issuer's Principal Executive Offices

                575 UNDERHILL BOULEVARD
                SYOSSET, NY 11791

 ITEM 2.

         (a)    Name of Person Filing

                HELIX INVESTMENT PARTNERS, L.P.

         (b)    Address of Principal Business Office or, if none, Residence

                1930 CENTURY PARK WEST
                SUITE 302
                LOS ANGELES, CA 90067-6807

         (c)    Citizenship

                CALIFORNIA, U.S.A.

         (d)    Title of Class of Securities

                COMMON STOCK

         (e)    CUSIP Number

                735647307

 ITEM    3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B),
            CHECK WHETHER THE PERSON FILING IS A:
            (a) [ ] Broker or Dealer registered under Section 15 of the Act
            (b) [ ] Bank as defined in section 3(a)(6) of the Act
            (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
            (d) [ ] Investment Company registered under section 8 of the
                    Investment Company Act
            (e) [x] Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940
            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(ii)(F).
            (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)
                    (ii) (G) (Note:  See Item 7)
            (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

 ITEM 4.  OWNERSHIP
         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)    Amount Benficially Owned

                   1,262,240

            (b)    Percent of Class
                   13.57%


                               Page 3 of 5 Pages

            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote       0
                (ii)  shared power to vote or to direct the vote     1,262,240
                (iii) sole power to dispose or to direct the
                      disposition of                                 0
                (iv)  shared power to dispose or to direct the
                      disposition of                                 1,262,240

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 1dd-3(d)(1).

 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         HELIX CONVERTIBLE OPPORTUNITIES, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         If a parent holding company has filed this schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         NOT APPLICABLE.

                               Page 4 of 5 Pages

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February  12, 1999

                               -------------------------------------------------
                                                         Date

                                                  /s/ MARKO A. BUDGYK
                               -------------------------------------------------
                                                       Signature

                               Marko A. Budgyk, President of General Partner of Helix Investment Partners, L.P.
                               -------------------------------------------------
                                                       Name/Title

                               Page 5 of 5 Pages